UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ICF International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title Class of Securities)

44925C103
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44925C103	Page 1 of 3

1	NAME OF REPORTING PERSON: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER: 0
REPORTING PERSON WITH	8	SHARED VOTING POWER: 1,489,248
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,489,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,489,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 44925C103	Page 2of 3

1	NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER: 0
REPORTING PERSON WITH	8	SHARED VOTING POWER: 1,489,248
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,489,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,489,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 44925C103	Page 3of 3

1	NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	7	SOLE VOTING POWER: 0
REPORTING PERSON WITH	8	SHARED VOTING POWER: 1,489,248
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,489,248
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,489,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%
14	TYPE OF REPORTING PERSON: CO

Introduction

This Amendment No. 2 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Shares”) of ICF International, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated November 1, 2012, as heretofore amended.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

The 212,929 additional Shares (in addition to the 1,276,319 Shares reflected in the initial Schedule 13D and Amendment No. 1 thereto) reported herein as being currently beneficially owned were acquired via open market purchases.

The aggregate purchase price for the additional Shares reported herein as beneficially owned by the Reporting Persons is $4,854,810.58.  All Shares held by Sagard were acquired with Sagard’s working capital.

Item 5.                 Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)           The Shares reported herein are held directly by Sagard.  As of January 24, 2013, each Reporting Person beneficially owned 1,489,248 Shares, which represented 7.6% of the outstanding Shares, based upon 19,529,536 Shares outstanding on October 31, 2012, as reflected in the Issuer’s Form 10-Q filed November 5, 2012.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of January 24, 2013.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote:  1,489,248

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,489,248

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by Sagard over the last 60 days through January 24, 2013:

Purchases

Trade Date	Price	Quantity

11/26/2012	$20.5449	18,000
11/26/2012	$20.4517	30,000
11/27/2012	$20.9181	2,200
11/28/2012	$20.9030	6,500
11/29/2012	$21.3907	5,000
11/29/2012	$21.4000	10,000
11/30/2012	$21.5871	15,000
12/3/2012	$21.5780	5,000
12/4/2012	$22.0239	35,000
12/4/2012	$21.9000	10,000
12/6/2012	$22.1793	2,600
12/7/2012	$21.9697	5,000
12/10/2012	$21.8561	5,219
12/11/2012	$22.3867	2,010
12/12/2012	$22.5326	7,900
12/13/2012	$22.3638	1,300
12/14/2012	$22.6298	4,500
12/18/2012	$23.3560	7,600
12/21/2012	$22.9944	1,600
12/31/2012	$22.9422	2,300
1/7/2013	$23.0971	3,600
1/9/2013	$23.0207	5,400
1/10/2013	$22.5694	15,975
1/11/2013	$22.8485	6,600
1/17/2013	$22.9987	10,000
1/18/2013	$23.0210	7,687
1/23/2013	$23.3267	18,638
1/23/2013	$23.3100	20,000
1/23/2013	$23.1450	40,000

Note: Purchases of Shares from November 26, 2012 through December 3, 2012  which are reflected in the preceding table have previously been reported in Amendment No. 1 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2013	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner
	By:	/s/ Dan Friedberg
		Name:	Dan Friedberg
		Title:	President

SAGARD CAPITAL PARTNERS GP, INC.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.
By:	/s/ Dan Friedberg
	Name:	Dan Friedberg
	Title:	President